Exhibit 99.1

InMode Reports Fourth Quarter and Full Year 2024 Financial Results; Board of Directors Has
Approved a New Share Repurchase Program

Quarterly GAAP revenues of $97.9 million and full year revenue of $394.8 million

Returned $285.4 million of capital to shareholders in full year 2024

Together with new 10% program, represents repurchase of approximately 27% of shares outstanding within 15 month timeframe, with the potential of substantial additional capital return in 2025

YOKNEAM, Israel, February 4, 2025 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the fourth quarter and full year 2024.

Fourth Quarter 2024 Highlights:
●	Quarterly GAAP revenues of $97.9 million, compared to $126.8 million in the fourth quarter of 2023.
●	Quarterly revenues from consumables and service of $19.9 million, a decrease of 3% compared to the fourth quarter of 2023.
●	GAAP operation income of $27.9 million, *non-GAAP operation income of $31.3 million.
●	Returned $119.8 million of capital to shareholders through repurchase of ordinary shares.
●	Total cash position of $596.5 million as of December 31, 2024, including cash and cash equivalents, marketable securities and short-term bank deposits.

Full Year 2024 Highlights:
●	Full year revenues of $394.8 million, a year-over-year decrease of 20%.
●	Full year revenues from consumables and service of $79.3 million, a decrease of 1% compared to 2023.
●	GAAP operation income of $112.5 million, compared to $195.7 million in 2023; record *non-GAAP operation income of $129.1 million, compared to $219.3 million in 2023.
●	Returned $285.4 million of capital to shareholders through repurchase of ordinary shares.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2024	Q4 2023	FY 2024	FY 2023
Revenues	$97,853	$126,781	394,818	$492,048
Gross Margins	79%	84%	80%	84%
Net Income	$82,771	$55,165	$181,275	$197,919
Earnings per Diluted Share	$1.14	$0.64	$2.25	$2.30
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2024	Q4 2023	FY 2024	FY 2023
Gross Margins	80%	84%	81%	84%
Net Income	$31,081	$61,487	$142,707	$221,519
Earnings per Diluted Share	$0.42	$0.71	$1.76	$2.57

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation and tax benefit adjustments.

Management Comments

“While we have a solid market position, our fourth quarter results were impacted by stronger than expected headwinds in the aesthetics industry that were intensified by broader macroeconomic challenges,” said Moshe Mizrahy, Chief Executive Officer of InMode. “We have taken decisive actions to navigate this environment, and also ensure we’re well positioned to benefit when market conditions recover. To that end, we remain committed to leading through innovation. Our recently launched Ignite and OptimasMAX platforms are in the early stages of generating revenue, and we expect to see greater traction from customers as the year progresses. In 2025, we also plan to launch two new platforms targeting the medical aesthetic and wellness markets, where we see opportunity. Thanks to the efforts of our global team, we remain steadfast in delivering excellent support and innovative technologies to our customers.”

Yair Malca, Chief Financial Officer of InMode, added, “The strength of our balance sheet provides us the financial flexibility to evaluate the optimal path to allocate capital to drive enhanced shareholder value. We are pleased to report that during the fourth quarter of 2024, we completed our fourth share repurchase program that was originally announced in September 2024, repurchasing 7.68 million shares for $135 million, out of which $120 million was repurchased during the fourth quarter of 2024. Our total capital return to shareholders for fiscal year 2024 was more than $285 million, executed via share repurchases representing approximately 19% of our share capital and more than double our fiscal year 2024 free cash flow.

On February 3rd, our Board of Directors approved another tax-efficient share repurchase program of up to 10% of our total shares outstanding, expected to be executed over the next three to six months. Together with our 2024 share repurchases, this represents approximately 27% of share capital to be bought within less than 15 months.

Given the strength of our free cash flow and confidence in our business, we are also exploring, in consultation with financial, legal and tax advisors, returning significant additional capital by the end of the year to create further shareholder value. We will continue to carefully review and evaluate our approach to capital allocation, with a focus on ensuring we deliver enhanced value for all shareholders and will continue our dialogue with shareholders on this important process.”

Fourth Quarter and Full Year 2024 Financial Results

Total GAAP revenues for the fourth quarter of 2024 were $97.9 million, a decrease of 23% compared to $126.8 million in the fourth quarter of 2023. Total revenues for 2024 were $394.8 million, a decrease of 20% compared to 2023.

GAAP gross margin for the fourth quarter of 2024 was 79%, compared to 84% for the fourth quarter of 2023. *Non-GAAP gross margin for the fourth quarter of 2024 was 80%, compared to 84% for the fourth quarter of 2023. GAAP gross margin for 2024 was 80%, compared to 84% for 2023. *Non-GAAP gross margin for 2024 was 81%, compared to 84% for 2023.

GAAP operating margin for the fourth quarter of 2024 was 28%, compared to 40% in the fourth quarter of 2023. *Non-GAAP operating margin for the fourth quarter of 2024 was 32%, compared to 45% for the fourth quarter of 2023. GAAP operating margin for 2024 was 29%, compared to 40% in 2023. *Non-GAAP operating margin for 2024 was 33%, compared to 45% in the full year of 2023. This decrease was primarily attributable to higher sales and marketing expenses, primarily a result of recent management changes, as well as additional investments in trade shows and workshop activities.

InMode reported GAAP net income of $82.8 million, or $1.14 per diluted share, in the fourth quarter of 2024, compared to $55.2 million, or $0.64 per diluted share, in the fourth quarter of 2023. On a *non-GAAP basis, InMode reported net income of $31.1 million, or $0.42 per diluted share, in the fourth quarter of 2024, compared to $61.5 million, or $0.71 per diluted share, in the fourth quarter of 2023. GAAP net income was $181.3 million, or $2.25 per diluted share, in 2024, compared to GAAP net income of $197.9 million, or $2.30 per diluted share, in 2023. On a *non-GAAP basis, InMode reported net income of $142.7 million, or $1.76 per diluted share, in the full year of 2024, compared to net income of $221.5 million, or $2.57 per diluted share, for the full year in 2023.

As of December 31, 2024, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $596.5 million.

As of December 31, 2024, the Company’s U.S. subsidiary has an accumulated federal tax loss carryforward of approximately $203 million and a state tax loss carryforward of approximately $165.5 million, primarily arising from employee stock option exercises that generated tax deductions exceeding recognized compensation expenses. After assessing cumulative income in recent years and the realizability of deferred tax assets, the Company released a valuation allowance related to its U.S. net deferred tax assets, and as a result recorded a deferred tax asset of $55.1 million.

2025 Financial Outlook

Management provided an outlook for the full year of 2025 ending December 31, 2025. Based on our current estimates, management expects:

●	Revenues between $395 to $405 million
●	*Non-GAAP gross margin between 80% and 82%
●	*Non-GAAP income from operations to be between $130 million and $135 million
●	*Non-GAAP earnings per diluted share between $1.95 to $1.99

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and tax benefit adjustments.

However, these estimates are based on management’s current estimates, which may be updated.

The Current Situation in Israel

Regarding the current situation in Israel, Israel and Hamas recently agreed to a ceasefire agreement, the first phase of such ceasefire began on January 19, 2025. With the ceasefire agreement in place, we remain confident in our ability to continue our R&D and manufacturing activities while maintaining the safety and well-being of our employees.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer and Mr. Yair Malca, Chief Financial Officer, will host a conference call today, February 4, 2025, at 8:30 a.m. Eastern Time to discuss the fourth quarter and full year 2024 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10195703/fe3de01ec4.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=4AkhyaPz

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from February 4, 2025, at 12 p.m. Eastern Time to February 13, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 4023671

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2025 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 04, 2025, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
REVENUES	97,853	126,781	394,818	492,048
COST OF REVENUES	20,216	20,264	77,752	80,708
GROSS PROFIT	77,637	106,517	317,066	411,340
OPERATING EXPENSES:
Research and development	2,667	3,473	13,137	13,410
Sales and marketing	44,653	49,451	181,366	193,042
General and administrative	2,453	2,349	10,032	9,228
TOTAL OPERATING EXPENSES	49,773	55,273	204,535	215,680
OPERATIONS INCOME	27,864	51,244	112,531	195,660
Finance income, net	4,346	8,920	30,938	21,607
INCOME BEFORE INCOME TAXES	32,210	60,164	143,469	217,267
INCOME TAXES BENEFIT (EXPENSES)	50,561	(4,999)	37,806	(19,348)
NET INCOME	82,771	55,165	181,275	197,919

EARNINGS PER SHARE:
Basic	1.15	0.66	2.29	2.37
Diluted	1.14	0.64	2.25	2.30
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	71,874	83,862	79,306	83,534
Diluted	72,787	85,835	80,597	85,954

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	December 31, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	155,329	144,411
Marketable securities (amortized cost of $268,129 and $375,829, as of December 31, 2024 and 2023, respectively)	267,688	373,647
Short-term bank deposits	173,455	223,547
Accounts receivable, net of allowance for credit losses of $1,825 and $1,538, as of December 31, 2024 and 2023, respectively	36,335	42,362
Prepaid expense and other receivables	22,097	16,268
Inventories	59,548	45,095
TOTAL CURRENT ASSETS	714,452	845,330
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses of $924 and $716 as of December 31, 2024 and 2023, respectively	3,176	3,670
Deferred income tax asset	56,285	1,506
Operating lease right-of-use assets	8,732	9,698
Property and equipment, net	2,322	2,382
Other investments	700	700
TOTAL NON-CURRENT ASSETS	71,215	17,956
TOTAL ASSETS	785,667	863,286
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,782	13,966
Contract liabilities	16,755	10,923
Other liabilities	39,314	39,247
TOTAL CURRENT LIABILITIES	69,851	64,136
NON-CURRENT LIABILITIES:
Contract liabilities	3,336	3,766
Other liabilities	3,356	1,399
Operating lease liabilities	5,311	6,613
TOTAL NON-CURRENT LIABILITIES	12,003	11,778
TOTAL LIABILITIES	81,854	75,914

TOTAL SHAREHOLDERS’ EQUITY	703,813	787,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	785,667	863,286

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	82,771	55,165	181,275	197,919
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248	122	728	623
Share-based compensation expenses	3,447	6,322	16,569	23,600
Change in allowance for credit losses of trade receivable	158	355	572	1,020
Loss (Gain) on marketable securities, net	(3)	-	167	-
Finance expenses (income), net	1,533	(1,581)	(4,401)	(4,714)
Deferred income tax assets, net	(55,121)	(30)	(55,179)	(184)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (current and non-current)	4,025	377	5,949	(16,084)
Decrease (increase) in other receivables	1,879	3,143	(5,698)	(2,224)
Increase in inventories	(1,264)	(5,106)	(14,453)	(5,198)
Increase (decrease) in accounts payable	(531)	1,633	(184)	(2,276)
Increase (decrease) in other liabilities	(4,243)	204	1,917	(12,588)
Increase (decrease) in contract liabilities (current and non-current)	(457)	562	5,402	(3,068)
Net cash provided by operating activities	32,442	61,166	132,664	176,826
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(3,500)	(67,101)	(168,187)	(233,241)
Proceeds from short-term deposits	67,100	-	218,740	85,090
Purchase of fixed assets	(234)	(21)	(669)	(705)
Other investments	-	(100)	-	(100)
Purchase of marketable securities	(59,708)	(52,527)	(336,221)	(245,337)
Proceeds from sale of marketable securities	21,146	5,000	90,754	5,000
Proceeds from maturity of marketable securities	53,012	63,159	357,789	253,229
Net cash provided by (used in) investing activities	77,816	(51,590)	162,206	(136,064)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(119,849)	-	(285,385)	-
Exercise of options	1,420	275	2,614	5,504
Net cash provided by (used in) financing activities	(118,429)	275	(282,771)	5,504
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,338)	827	(1,181)	605
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,509)	10,678	10,918	46,871
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	164,838	133,733	144,411	97,540
CASH AND CASH EQUIVALENTS AT END OF YEAR	155,329	144,411	155,329	144,411

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2024		2023		2024		2023
Revenues by Category:

Capital Equipment revenues - United States	53,128	55%	69,253	55%	204,520	52%	260,801	53%
Capital Equipment revenues - International	24,836	25%	37,004	29%	111,027	28%	151,288	31%
Total Capital Equipment revenues	77,964	80%	106,257	84%	315,547	80%	412,089	84%
Consumables and service revenues	19,889	20%	20,524	16%	79,271	20%	79,959	16%
Total Revenue	97,853	100%	126,781	100%	394,818	100%	492,048	100%

	Three months ended December 31,						Year ended December 31,
	2024			2023			2024			2023
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	93	76	86	84	80	83	92	80	87	86	77	83
Hands-Free	5	3	5	12	4	9	6	3	5	11	5	8
Non-Invasive	2	21	9	4	16	8	2	17	8	3	18	9
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2024				Three months ended December 31, 2023
	GAAP	Share Based Compensation	Tax benefit (1)	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	97,853	-	-	97,853	126,781	-	126,781
COST OF REVENUES	20,216	(472)	-	19,744	20,264	(573)	19,691
GROSS PROFIT	77,637	472	-	78,109	106,517	573	107,090
OPERATING EXPENSES:
Research and development	2,667	(300)	-	2,367	3,473	(665)	2,808
Sales and marketing	44,653	(2,360)	-	42,293	49,451	(4,611)	44,840
General and administrative	2,453	(315)	-	2,138	2,349	(473)	1,876
TOTAL OPERATING EXPENSES	49,773	(2,975)	-	46,798	55,273	(5,749)	49,524
OPERATIONS INCOME	27,864	3,447	-	31,311	51,244	6,322	57,566
Finance income, net	4,346	-	-	4,346	8,920	-	8,920
INCOME BEFORE INCOME TAXES	32,210	3,447	-	35,657	60,164	6,322	66,486
INCOME TAXES BENEFIT (EXPENSES)	50,561	-	(55,137)	(4,576)	(4,999)	-	(4,999)
NET INCOME	82,771	3,447	(55,137)	31,081	55,165	6,322	61,487

EARNINGS PER SHARE:
Basic	1.15			0.43	0.66		0.73
Diluted	1.14			0.42	0.64		0.71
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	71,874			71,874	83,862		83,862
Diluted	72,787			73,139	85,835		86,196

(1) Tax benefit recorded during the year ended December 31, 2024, as a result of a release of valuation allowance on our deferred tax assets in the United States as it is more likely than not that our net deferred tax assets will be realized given our expectation of profitability in future periods.

	Year Ended December 31, 2024				Year Ended December 31, 2023
	GAAP	Share Based Compensation	Tax benefit (1)	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	394,818	-	-	394,818	492,048	-	492,048
COST OF REVENUES	77,752	(1,833)	-	75,919	80,708	(2,046)	78,662
GROSS PROFIT	317,066	1,833	-	318,899	411,340	2,046	413,386
OPERATING EXPENSES:
Research and development	13,137	(2,177)	-	10,960	13,410	(2,652)	10,758
Sales and marketing	181,366	(11,367)		169,999	193,042	(17,167)	175,875
General and administrative	10,032	(1,192)	-	8,840	9,228	(1,735)	7,493
TOTAL OPERATING EXPENSES	204,535	(14,736)	-	189,799	215,680	(21,554)	194,126
OPERATIONS INCOME	112,531	16,569	-	129,100	195,660	23,600	219,260
Finance income, net	30,938	-	-	30,938	21,607	-	21,607
INCOME BEFORE INCOME TAXES	143,469	16,569	-	160,038	217,267	23,600	240,867
INCOME TAXES BENEFIT (EXPENSES)	37,806	-	(55,137)	(17,331)	(19,348)	-	(19,348)
NET INCOME	181,275	16,569	(55,137)	142,707	197,919	23,600	221,519

EARNINGS PER SHARE:
Basic	2.29			1.80	2.37		2.65
Diluted	2.25			1.76	2.30		2.57
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	79,306			79,306	83,534		83,534
Diluted	80,597			80,943	85,954		86,177

(1) Tax benefit recorded during the year ended December 31, 2024, as a result of a release of valuation allowance on our deferred tax assets in the United States as it is more likely than not that our net deferred tax assets will be realized given our expectation of profitability in future periods.